PRESS RELEASE

RECORD GOLD PRODUCTION in 2004
Increased Production Forecast at Red Lake
More GOLD in the BANK! 221,000 ounces!
(All dollar amounts in US$ unless otherwise stated)

Toronto, Ontario, January 12, 2005 - GOLDCORP INC. (GG: NYSE; G: TSX) reports 2004 was a record year of gold production for the company and its Red Lake Mine. The 628,000 ounces produced represents a 4% increase over 2003 and 2.7 times the 2004 production of Glamis Gold. Exploration success and accelerated underground development for the Red Lake expansion has resulted in a revised gold production forecast: an additional 125,000 ounces are projected to be produced over the next 5 years, most of which will occur in 2005 and 2006. Consistent with our belief that gold is going higher and more profits can be generated by deferring the sale of our production, we continued to build our gold inventory. Some 32% of our 2004 gold production, being 200,000 ounces, was withheld from sale. Interestingly, this amount is equal to 85% of Glamis' 2004 production. Goldcorp now holds 221,000 ounces of gold in the bank! During the year, a total of $53 million was paid in dividends and a total of $120 million in dividends has been paid since 2001.

2004: A Record Year!

Gold production in 2004 increased 4% to 628,000 ounces compared with 602,845 ounces in 2003. The Red Lake Mine had its best year-to-date, producing some 552,000 ounces of gold at an average grade of 2.25 ounces per ton(opt) or 77.1 grams per tonne (gpt) versus 532,028 ounces in 2003 at a grade of 2.20 opt or 75.4 gpt. During the fourth quarter 2004, the average grade at the Red Lake Mine was 2.50 opt or 85.8 gpt versus 2.26 or 77.5 gpt in the same quarter 2003.

The Wharf Mine also increased its annual production in 2004 by 7.3% to 76,000 ounces of gold versus 70,817 ounces in 2003. The increase in production was due to improved recovery rates, which are expected to continue for the life of the mine.

Red Lake Mine: Increased Production Forecast

The original Red Lake Expansion Study forecast the next 5 years of annual gold production at 500,000 ounces in 2005 and 2006 and 700,000 ounces in 2007, 2008 and 2009.

The revised and increased forecast projects 550,000 ounces being produced in 2005, 600,000 ounces in 2006, 625,000 in 2007 and over 725,000 ounces in 2008 and 2009.

This production forecast has been developed over the last two quarters and makes the conservative assumption that the expansion project will be completed by the end of 2007. These production plans

Goldcorp Inc. - Press Release	Page 2

were shared with two companies during a confidential due diligence process. Management believes this information should also be in our shareholders hands.

After careful review over the last few months, staff at the Red Lake Mine have identified opportunities to bring forward additional mine production into 2005 and 2006. Reduced waste development requirements free up hoisting capacity through the existing #1 and #2 Shafts, allowing additional ore to be mined and delivered to the mill. Following completion of delineation drilling, Goldcorp plans to mine sections of the FW4 (Footwall) Zone, located near existing mining areas between 30 and 37 Levels. This is the most efficient time in the mine life to exploit this portion of the HGZ (High Grade Zone) since all of the development, ventilation and other mining infrastructure is already in place.

Red Lake Mine Expansion update

The Red lake mine expansion has three key components: the shaft sinking, associated underground development and surface facilities. In 2004, while the shaft sinking process experienced delays, the underground development and construction of surface facilities and infrastructure are ahead of schedule. The expansion is expected to be completed in 2007.

Gold in the Bank; 221,000 ounces

At December 31, 2004, Goldcorp's gold inventory had reached 6.9 tonnes, or 221,000 ounces and had a market value of $96.3 million and a cost of approximately $35 million. Goldcorp started withholding a portion of its gold production in 2001 based on the belief the price of gold was going higher and therefore more profits per ounce could be realized by deferring the sale of gold. In 2004, 32% of Goldcorp's production was withheld, some 200,000 ounces. Goldcorp plans to continue this policy.

Goldcorp now holds more gold than the governments of Ireland, Mexico, Norway, and Canada. Goldcorp's gold inventory is now larger than 45 of the 111 countries that report gold holdings! Goldcorp is the only gold company in the world to strategically withhold production.

Goldcorp's Red Lake Mine is the richest gold mine in the world! The Company is in excellent financial condition: has NO DEBT, a LARGE TREASURY, positive Cash Flow and Earnings and pays a DIVIDEND twelve times a year! GOLDCORP is completely UNHEDGED and currently withholds one-third of annual gold production in anticipation of higher gold prices. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

Gold is Money, Goldcorp is Gold!

For further Information please contact:	Corporate Office:

Ian J. Ball	145 King Street West
Investor Relations	Suite 2700
Phone: (416) 865-0326	Toronto, Ontario
Toll Free: (800) 813-1412	M5H 1J8
Fax:(416) 361-5741	website: www.goldcorp.com
e-mail: info@goldcorp.com

Goldcorp Inc. - Press Release	Page 3

Safe Harbor Statement

The information presented contains certain forward-looking statements within the meaning of US federal securities laws. These include statements about our expectations, beliefs, intentions or strategies for the future, and are indicated by words such as "budget", "anticipate", "intend", "believe", "estimate", "forecast", "expect", and similar words. While all forward-looking statements reflect our current views with respect to future events, they are subject to certain risks and uncertainties. Actual results may differ materially from those projected in these statements for a number of factors, including those which are described in the Corporation's periodic filings with securities regulatory authorities. We base our forward-looking statements on information currently available to us and we do not assume any obligation to update or revise them, except in accordance with applicable securities laws. Readers should not place undue reliance on forward-looking statements.